Charles Frischer

4404 52nd Avenue NE

Seattle, WA 98105

June 2, 2021

Mr. Brent Morrison

CEO and President

Regional Health Properties, Inc.

454 Satellite Boulevard

Suite 100

Suwanee, GA 30024

Dear Mr. Morrison:

This letter is in response to the draft S-4 Registration Statement the company filed on June 1, 2021.

As you know, I am a large owner of the 10.875% Series A Cumulative Redeemable Shares (the “Series A Preferred”). I own, and or control, 397,982 Series A Preferred shares, or 14.16% of the outstanding Series A Preferred. I have held Series A Preferred shares for more than 5 years, going back before you were even CEO. In fact, I believe I am the largest Series A Preferred shareholder based upon public filings.

There are currently 2,811,535 Series A Preferred shares outstanding. They were issued at $25 and have a liquidation preference of $25 per share plus accrued and unpaid dividends. The liquidation preference of $25 per share times 2,811,535 is $70,288,000. That does not include the accrued and unpaid dividends of $36,887,000 as of the end of 2021. So in total, by the end of this year, the Series A Preferred shares have a liquidation preference of $107,175,000, an amount which would need to be satisfied before the common shares are entitle to any proceeds from an event of liquidation. That is just the facts. Math is math.

Given the amount of the Series A Preferred liquidation preference, I have absolutely no idea why investors are willing to pay $12 per common share of the company. I can only surmise that the trading of the common stock seems to be a game for some investors of who can make money by passing a “hot potato” to the next investor. As someone who was trained in the classical Graham and Dodd School of investing, the high price of the common stock is simply beyond any reasonable understanding of company valuation, discounted cash flow analysis or the capital asset pricing model.

The proposed exchange offer by the company in their June 1, 2021 draft S-4 is so woefully unacceptable that it is simply a waste of precious capital to even try to get the SEC to approve this document. This is a complete waste of corporate funds. The company would need to obtain approval from 66.66% of all the preferred shares to enact this exchange. Without my approval, the company would need 80.82% of the remaining Series A Preferred to approve this exchange.

Regional Health is offering 1,405,768 shares of common to the preferred shareholders. With the inclusion of the existing common shares, the new share count would be 3,093,987. The Series A Preferred shareholders would therefore own 45.4% of the combined company which effectively values the company at approximately $236,000,000 after all its debt. That is the worst deal I have ever seen in my entire investing career. Therefore, this proposal is dead on arrival when it comes to my 14.16% interest in the Series A Preferred. I am not suggesting how other Series A Preferred shareholders would vote, but I trust they can do math as well as I can.

Please focus on generating value for the company and its shareholders and not wasting valuable company resources with some pie in the sky attempt to snooker the Series A Preferred shareholders.

Sincerely,

Charles Frischer